UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
22th Floor, Building A1, Central Park Plaza
No. 10 Yard, Chaoyang Park South Road
Chaoyang District, Beijing
People’s Republic of China
+86 (10) 5929 3666

With a copy to:

Howard Zhang, Esq.
Davis Polk & Wardwell LLP

2201 China World Office 2

No. 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing, 100004

People’s Republic of China

+86 10 8567 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,858,177 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,858,177 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,858,177 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 12.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,061,755 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,061,755 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,061,755 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 10.3%(1)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,061,755 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,061,755 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,061,755 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 10.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 796,422 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 796,422 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 796,422 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 796,422 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 796,422 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 796,422 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,858,177 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,858,177 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,858,177 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 12.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,858,177 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,858,177 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,858,177 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 12.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,858,177 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,858,177 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,858,177 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 12.3%(1)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on September 4, 2018, as amended by Amendment No. 1 filed on November 19, by Amendment No. 2 filed on December 18, 2018 and by Amendment No. 3 filed on January 8, 2019 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 4 is being filed to report purchases of additional Shares in the open market in multiple transactions.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between January 8, 2019 and February 1, 2019, Beachhead made open market purchases of an aggregate of 410,379 Ordinary Shares for an aggregate consideration of $32,731,238.34 (excluding brokerage commissions), pursuant to the 10b5-1 Plan (as defined below) using funds from capital contributions from its shareholders.

1.	On January 8, 2019, Beachhead purchased 15,020 Ordinary Shares at an average price of $77.3959 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

2.	On January 9 2019, Beachhead purchased 18,736 Ordinary Shares at an average price of $78.4747 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

3.	On January 10, 2019, Beachhead purchased 16,462 Ordinary Shares at an average price of $78.1371 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

4.	On January 11, 2019, Beachhead purchased 17,136 Ordinary Shares at an average price of $78.8872 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

5.	On January 14, 2019, Beachhead purchased 34,430 Ordinary Shares at an average price of $80.1964 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

6.	On January 15, 2019, Beachhead purchased 11,286 Ordinary Shares at an average price of $80.6192 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

7.	On January 16, 2019, Beachhead purchased 17,640 Ordinary Shares at an average price of $80.3089 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

8.	On January 17, 2019, Beachhead purchased 25,220 Ordinary Shares at an average price of $80.2904 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

9.	On January 18, 2019, Beachhead purchased 16,752 Ordinary Shares at an average price of $81.2356 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

10.	On January 22, 2019, Beachhead purchased 29,000 Ordinary Shares at an average price of $80.6506 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

11.	On January 23, 2019, Beachhead purchased 18,025 Ordinary Shares at an average price of $79.9611 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

12.	On January 24, 2019, Beachhead purchased 17,184 Ordinary Shares at an average price of $80.0852 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

13.	On January 25, 2019, Beachhead purchased 11,642 Ordinary Shares at an average price of $81.2715 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

14.	On January 28, 2019, Beachhead purchased 10,552 Ordinary Shares at an average price of $80.7178 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

15.	On January 29, 2019, Beachhead purchased 47,524 Ordinary Shares at an average price of $80.4428 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

16.	On January 30, 2019, Beachhead purchased 29,475 Ordinary Shares at an average price of $78.3688 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

17.	On January 31, 2019, Beachhead purchased 64,281 Ordinary Shares at an average price of $79.2262 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

18.	On February 1, 2019, Beachhead purchased 10,014 Ordinary Shares at an average price of $80.5885 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	4,858,177	4,858,177	4,858,177	4,858,177	12.3%
CCP 2018(1)	0	4,061,755	4,061,755	4,061,755	10.3%
Centurium GP(1)	0	4,061,755	4,061,755	4,061,755	10.3%
CCCI 2018(1)	0	796,422	796,422	796,422	2.0%
Centurium SLP-B(1)	0	796,422	796,422	796,422	2.0%
Centurium GP Holdco(1)	0	4,858,177	4,858,177	4,858,177	12.3%
Centurium TopCo(1)	0	4,858,177	4,858,177	4,858,177	12.3%
Mr. Li (1)	0	4,858,177	4,858,177	4,858,177	12.3%

(1)	Beachhead is approximately 83.6% owned by CCP 2018 and approximately 16.4% owned by CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Beachhead.

(2)	The percentages used herein are calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

Each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Ordinary Shares.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated February 4, 2019 by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share of China Biologic Products Holdings, Inc., a Cayman Islands company, and (ii) that this Agreement may be included as Exhibit 1 to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 4, 2019.

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li